Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 30 September 2019

Quarterly Activities Report for the quarter ended 30 September 2019 Melbourne, Australia, 31 October 2019: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide its Quarterly Activities Report for the period ending 30 September 2019, together with the attached Appendix 4C. Highlights Changes to Management and board members of the Company. Update on the cancellation of the Blockshine Health Joint Venture agreement. Collaboration agreement announced with TGen. Company addressed NASDAQ’s delisting letter. Changes to management and board members: The Company during the quarter ended September 2019 announced the following appointments and departures from the board and the management team: Appointments to the board: Mr. Nick Burrows – Non-Executive Director (appointed on September 01, 2019) Departures from the board: Mr. Xue Lee – Non-Executive Director (resigned on July 09, 2019) Mr. Paul Kasian – Former Executive Chairman and Former interim Chief Executive Officer (resigned on September 24, 2019) Appointments to management team: Mr. Phillip Hains – Chief Financial Officer (appointed July 15, 2019) Mr. Justyn Stedwell – Company Secretary (appointed July 15, 2019) Departures from the management team: Mr. Paul Viney – Former Chief Financial Officer, Former Chief Operating Officer and Company Secretary (resigned on July 15, 2019) With the departure of Dr. Paul Kasian on September 24, 2019, Dr. Jerzy Muchnicki has assumed the role of the interim Chief Executive Officer of the Company. 1

Quarterly Activities Report for the quarter ended 30 September 2019 Blockshine Health Joint Venture In December 2018, the Joint Venture Agreement was executed between GTG’s wholly-owned subsidiary Gene Ventures Pty Ltd (49%) and Blockshine Technology Corporation (51%). GTG’s obligation under that Agreement was to provide $250,000 in seed funding, which was forwarded on 4 January 2019. GTG was to gain economic benefits from JV by leveraging GTG’s existing Genetic Testing Platform and existing CLIA approved laboratory. GTG Director Dr. George Muchnicki was appointed as GTG’s representative Director on the Blockshine Health Board. As a result of the establishment of the Blockshine Health JV, all such blockchain related investment opportunities previously intended to be contemplated by GTG under Framework Agreement were to be channelled directly to the Blockshine Health Joint Venture entity. The Blockshine Health Joint Venture Agreement was terminated on 6 August 2019. GTG did not receive any formal requests for resources or further input or consideration into any blockchain based projects via the Blockshine Health Joint Venture. As such, GTG has been very focused on its core genetic testing business activities this past calendar year and considers termination of the JV Agreement will have no material adverse impact on Company operations. Collaboration Agreement signed between GTG and The Translation Genomics Research Institute (TGen) of Phoenix, Arizona, USA. On September 23, 2019, GTG announced that it had signed a 3 year collaboration agreement with TGen. TGen, an affiliate of Hope in Duarte, California, is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results. TGen physicians and scientists work to understand the genetic components of both common and complex deseases (including cancer, neurological disorders, and infectious disease), and rare childhold disorders. They are also focused on the translation of clinically useful genomics discoveries into the clinic. Key Features of the Collaboration agreement: GTG and TGen will cooperate in the design feasibility analysis of clinical research studies to support the clinical application of GTG’s polygenic risk tests; The initial focus of the studies will be the clinical utility of the Genetype Breast and Colorestal Cancer risk tests developed by GTG. This aims to demonstrate the value of these tests for clinicians when assessing individual risk profiles; GTG and TGen will identify appropriate clinical partners to participate in the studies. Page 2

Quarterly Activities Report for the quarter ended 30 September 2019 Once completed, it is expected that these studies will provide strong clinical evidence to support the use of GTGs polygenic risk tests as an important routine tool in predicting individual risk management programmes for improved prevention and treatment of these diseases. The clinical utility data obtained during the course of the collaboration will form an important component of a comprehensive reimbursement strategy. The terms of the Agreement are confidential; however, key features include that GTG and TGen will cooperate in the design and conduct of clinical utility studies for a suite of polygenic risk tests for common diseases to be developed and made available in the US market. NASDAQ’s delisting letter addressed by the Company On July 30, 2019, the Company received a letter from The NASDAQ stock market informing the Company that it has failed to regain the compliance with the $1.00 minimum bid price required for continued listing of its ADRs on the NASDAQ capital market under NASDAQ Listing Rule 5450(a)(1), and as a result, the Company’s ADRs are subject to delisting. Subsequently, to regain the Compliance with the SEC the Company on 2 August 2019, announced a ratio change on the ADR program from 1 ADS representing 150 Ordinary Shares to a new ratio of 1 ADS representing 600 Ordinary Shares. The ratio change will result in a reverse split on Genetic Technologies ADSs on the basis of 1 ADS for 4 old ADS held. The Ordinary Shares of Genetic Technologies Limited will not be affected by this change in the ADS to ordinary shares ratio. On September 17, 2019, the Nasdaq Hearings Panel made a determination to continue the listing of the Company’s American Depositary Shares on the Nasdaq Stock Market, subject to the Company’s (i) completion of the public offering referred to in the Company’s submission to the Panel, and (ii) issuance of public disclosure stating that it has over $2.5 million of stockholders equity, in each case, on or before October 31, 2019. The NASDAQ Delisting letter has been addressed through the recent Non-renounceable Rights Issue when the company has announced $4,500,000 was raised. work with AEGIS in the US to expand opportunities. The company continues to Page 3

Quarterly Activities Report for the quarter ended 30 September 2019 Financial Snapshot The Company’s net cashflow used in operations increased to $1,602K for the quarter. This is an increase by $400 and for most past this is related to organisational change, year-end reporting, capital raising activities and compliance cost for ongoing quotation on the NASDAQ. The administrative expenditure increased to $894K from $618K for the quarter and mainly related to NASDAQ compliance and finance reporting year end activities. Signed on behalf of Genetic Technologies Limited Date: 31 October 2019 Dr. Jerzy Muchnicki Interim CEO Page 4

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B +Rule 4.7B Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16 Name of entity Genetic Technologies Limited ABN Quarter ended (“current quarter”) 37 080 699 065 30 September 2019 Current quarter $A’000 Year to date (3 months) $A’000 Consolidated statement of cash flows 1. 1.1 1.2 Cash flows from operating activities Receipts from customers Payments for - - (a) (b) research and development product manufacturing and operating costs advertising and marketing leased assets staff costs administration and corporate costs (25) - (25) - (c) (d) (e) (f) (58) - (628) (894) - 3 - - - - (1,602) (58) - (628) (894) - 3 - - - - (1,602) 1.3 1.4 1.5 1.6 1.7 1.8 1.9 Dividends received (see note 3) Interest received Interest and other costs of finance paid Income taxes paid Government grants and tax incentives Other (provide details if material) Net cash from / (used in) operating activities + See chapter 19 for defined terms 1 September 2016 Page 1

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Consolidated statement of cash flows Current quarter $A’000 Year to date (3 months) $A’000 2. 2.1 Cash flows from investing activities Payments to acquire: (a) (b) (c) (d) (e) property, plant and equipment businesses (see item 10) investments intellectual property other non-current assets - - - - - - - - - - 2.2 Proceeds from disposal of: (a) (b) (c) (d) (e) property, plant and equipment businesses (see item 10) investments intellectual property other non-current assets - - - - - - - - - - - - - - - - - - 2.3 2.4 2.5 2.6 Cash flows from loans to other entities Dividends received (see note 3) Other (provide details if material) Net cash from / (used in) investing activities Consolidated statement of cash flows Current quarter $A’000 Year to date (3 months) $A’000 3. 3.1 3.2 3.3 3.4 Cash flows from financing activities Proceeds from issues of shares Proceeds from issue of convertible notes Proceeds from exercise of share options Transaction costs related to issues of shares, convertible notes or options Proceeds from borrowings Repayment of borrowings Transaction costs related to loans and borrowings Dividends paid Other (receipt of funds upon expiry of term deposit towards rental guarantee) Net cash from / (used in) financing activities - - - (43) - - - (43) 3.5 3.6 3.7 - - - - - - 3.8 3.9 - - - - 3.10 (43) (43) + See chapter 19 for defined terms 1 September 2016 Page 2

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		**Current quarter $A'000**	**Year to date (3 months) $A'000**
4.	**Net increase / (decrease) in cash and cash equivalents for the period**		
4.1	Cash and cash equivalents at beginning of quarter/year to date	2,138	2,138
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,602)	(1,602)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(43)	(43)
4.5	Effect of movement in exchange rates on cash held	(10)	(10)
4.6	**Cash and cash equivalents at end of quarter**	**483**	**483**

*As announced on 25 October 2019, the Company raised $4.5 million under its Non-renounceable Entitlement Offer before costs which was well supported by existing GTG Shareholders, together with participation from domestic institutional and family office investors as well as existing directors. Additionally on October 15, 2019 the Company received $856K towards R&D tax incentive grant from the Australian Taxation Office.

5.	**Reconciliation of cash and cash equivalents** at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	**Current quarter $A'000**	**Previous quarter $A'000**
5.1	Bank balances	483	2,138
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	**Cash and cash equivalents at end of quarter (should equal item 4.6 above)**	**483**	**2,138**

6.	**Payments to directors of the entity and their associates**	**Current quarter $A'000**
6.1	Aggregate amount of payments to these parties included in item 1.2	75
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-

6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Salaries, director's fees and consulting fees at normal commercial rates.
Excludes GST where applicable.

+ See chapter 19 for defined terms
1 September 2016
Page 3

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

7.	Payments to related entities of the entity and their associates	Current quarter $A'000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
	Aggregate amount of cash flow from loans to these parties included in item 2.3	-

7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

-

8.	**Financing facilities available** *Add notes as necessary for an understanding of the position*	Total facility amount at quarter end $A'000	Amount drawn at quarter end $A'000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify) – Credit Card	185	10

8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

1. Secured – Bank of America, $35,000 facility with interest at 10.75% p.a.
2. Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

9.	**Estimated cash outflows for next quarter**	$A'000
9.1	Research and development	75
9.2	Product manufacturing and operating costs	30
9.3	advertising and marketing	40
9.4	Leased assets	-
9.5	Staff costs	550
9.6	Administration and corporate costs	600
9.7	Other (provide details if material)	-
9.8	**Total estimated cash outflows**	**1,295**

+ See chapter 19 for defined terms
1 September 2016 Page 4

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B 10. Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above) Name of entity Place of incorporation or registration Consideration for acquisition or disposal Total net assets Nature of business Acquisitions Disposals 10.1 10.2 - - - - 10.3 - - 10.4 10.5 - - - - Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. This statement gives a true and fair view of the matters disclosed. 2 Sign here: ............................................................ Company Secretary Justyn Stedwell Date: 31 October 2019 Print name: Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 2. 3. + See chapter 19 for defined terms 1 September 2016 Page 5